

07006443


SEC MAIL PROCESSING
RECEIVED
MAY 18 2007
WASH, D.C. 190 SECTION

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SEC FILE NUMBER
8-52771

SECURI... AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Caldwell International Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7635 FM 32
(No. and Street)

Fischer (City) Texas (State) 78623 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 25 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VD 5/24

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lennie S. Freiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Caldwell International Securities Corporation, as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lennie S. Freiman
Signature

President
Title

State of Texas County of Comal
Sworn to and subscribed before me this day of May 17, 20 07

Claudia Y. Freiman
Notary Public



CLAUDIA YATES FREIMAN
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
JULY 1, 2009

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALDWELL INTERNATIONAL SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
MARCH 31, 2007

CALDWELL INTERNATIONAL SECURITIES CORPORATION

CONTENTS

		PAGE
INDEPENDENT AUDITOR'S REPORT		1
STATEMENT OF FINANCIAL CONDITION		2
STATEMENT OF INCOME		3
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY		4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		5
STATEMENT OF CASH FLOWS		6
NOTES TO FINANCIAL STATEMENTS		7 - 9
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11 - 12
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		15 - 16



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Caldwell International Securities Corporation

We have audited the accompanying statement of financial condition of Caldwell International Securities Corporation, as of March 31, 2007, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caldwell International Securities Corporation, as of March 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
May 9, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Statement of Financial Condition
March 31, 2007

ASSETS

Cash	$ 54,006
Receivables from broker/dealers	81,955
Property and equipment at cost, net of $2,719 accumulated depreciation	1,052
Other assets	259
	$ 137,272

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 1,768
Commissions payable	44,541
Note payable to shareholder	41,367
	87,676
Shareholder's equity	
Common stock, 50,000 shares authorized, $1 par value, 5,000 shares issued and outstanding	5,000
Additional paid-in capital	88,756
Retained earnings (deficit)	(44,160)
Total shareholder's equity	49,596
	$ 137,272

The accompanying notes are an integral part of these financial statements.

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Statement of Income
For the Year Ended March 31, 2007

Revenues	
Commissions and concessions	$ 362,181
Interest income	9,197
	371,378
Expenses	
Commissions, clearing and execution charges	341,899
Communications	2,164
Promotional	985
Regulatory fees	13,857
Interest expense	4,300
Other expenses	22,955
	386,160
Loss before income tax provision	(14,782)
Provision (benefit) for federal income taxes	(5,507)
Net loss	$ (9,275)

The accompanying notes are an integral part of these financial statements.

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Statement of Changes in Shareholder's Equity
For the Year Ended March 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at March 31, 2006	$ 5,000	$ 88,756	$ (34,885)	$ 58,871
Net loss			(9,275)	(9,275)
Balances at March 31, 2007	$ 5,000	$ 88,756	$ (44,160)	$ 49,596

The accompanying notes are an integral part of these financial statements.

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended March 31, 2007

Balance at March 31, 2006	$ -0-
Increases	-0-
Decreases	-0-
Balance at March 31, 2007	$ -0-

The accompanying notes are an integral part of these financial statements.

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended March 31, 2007

Cash flows from operating activities	
Net loss	$ (9,275)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation	600
Change in operating assets and liabilities:	
Increase in receivable from broker/dealers	(3,278)
Decrease in other assets	360
Decrease in accounts payable	(3,105)
Increase in commissions payable	23,414
Decrease in federal income taxes payable	(2,550)
Net cash provided (used) by operating activities	6,166
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash	6,166
Cash at beginning of year	47,840
Cash at end of year	$ 54,006

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 4,300
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Notes to Financial Statements
March 31, 2007

Note 1 - Summary of Significant Accounting Policies

Caldwell International Securities Corporation (the "Company") was incorporated in the Commonwealth of the Bahamas on July 27, 2000. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") and the National Futures Association. The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company's principal business activity is the sale of securities. The Company's customers are located throughout the United States.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Depreciation is provided using the straight-line method over a five year period.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision or benefit for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Clearing Agreement with Off-Balance Sheet Risk

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, exchange traded options and mortgaged-backed to-be announced (TBA's) securities. These derivative financial statements are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk.

Since the Company enters into the aforementioned transactions only for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivatives and other off-balance sheet financial instruments, as mentioned below.

To facilitate the aforementioned transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. The agreement may be terminated by either party with 90 days prior notification. The Company is required to have a $75,000 deposit with the Clearing Broker/dealer to assure the Company's performance under the agreement and this amount is included with "Receivable from broker/dealers" on the statement of financial condition. In addition, the Company is prohibited from entering into similar agreements without written consent of the Clearing Broker/dealer. The Clearing Broker/dealer may terminate this agreement by giving 45 days prior written notification or 5 days written notification with cause. The Company may terminate with 60 days prior written notification only in the event that the Clearing Broker/dealer materially defaults on its obligation to the Company.

In addition, the Company has also entered into an agreement with a Futures Commission Merchant ("FCM") as a guaranteed introducing broker to forward (introduce) customer transactions involving the purchase and sale of futures, forward and foreign exchange contracts and other financial instruments to FCM, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by FCM. The customer account is therefore maintained and recorded in the books and records of FCM on the Company's behalf. This agreement may be terminated by either party with 30 days prior notification.

Note 2 - Clearing Agreement with Off-Balance Sheet Risk, continued

In consideration for introducing customers to both the Clearing Broker/dealer and FCM, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer and FCM. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2007, the Company had net capital of approximately $48,285 and net capital requirements of $5,848. Company's ratio of aggregate indebtedness to net capital was 1.82 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Note Payable to Shareholder

The Company has a $50,000 note payable to the Company's sole shareholder. Terms of this note state that any outstanding balance bears an interest rate of 10% and is due on demand. The note expires December 31, 2009. The remaining balance at March 31, 2007 is $41,367

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

March 31, 2007

Schedule I

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2007

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 49,596
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		49,596
Deductions and/or charges		
Non-allowable assets:		
Property and equipment	$ 1,052	
Other assets	259	(1,311)
Net capital before haircuts on securities positions		48,285
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital		$ 48,285

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 1,768
Commissions payable	44,541
Note payable to shareholder	41,367
Total aggregate indebtedness	$ 87,676

Schedule I (continued)

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 5,848
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,848
Net capital in excess of required minimum	$ 42,437
Excess net capital at 1000%	$ 39,517
Ratio: Aggregate indebtedness to net capital	1.82 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per Company's FOCUS Part IIA	$ 40,307
Increase in accounts payable and accrued expenses	(1,371)
Decrease in non allowable assets	9,349
Net capital per audited report	$ 48,285

Schedule II

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2007

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

on Internal Control

Required By SEC Rule 17a-5

Year Ended March 31, 2007



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Caldwell International Securities Corporation

In planning and performing our audit of the financial statements and supplemental information of Caldwell International Securities Corporation (the "Company"), for the year ended March 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting

principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
May 9, 2007

END